

Mail Stop 3233

March 22, 2017

<u>Via E-Mail</u>
Carolyn M. Yu
United States Commodity Funds LLC
1999 Harrison Street, Suite 1530
Oakland, California 94612

Re: United States Commodity Index Funds Trust
Registration Statement on Form S-1
Filed March 20, 2017
File No. 333-216820

Dear Ms. Yu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: James Cain, Esq. (via E-mail)
Eversheds Sutherland (US) LLP